                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 15


           Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
               and 15(d) of the Securities Exchange Act of 1934


                     Commission File No. 0-16484

                           Getchell Gold Corporation
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            (Exact name of registrant as specified in its charter)


 5460 South Quebec Street, Suite 240, Englewood, Colorado 80111, (303) 771-9000
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         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock, $0.0001 par value per share
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           (Title of each class of securities covered by this Form)

                                      None
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    /X/        Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               / /
     Rule 12h-3(b)(1)(i)    /X/

        Approximate number of holders of record as of the certification or
notice date:           1
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        Pursuant to the requirements of the Securities Exchange Act of 1934, Getchell Gold Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated:   May 27, 1999                 By:         /s/ G. W. Thompson
                                          --------------------------------------
                                          Name:   G. W. Thompson
                                          Title:  President and Chief
                                                  Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act. of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.